UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Forte Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34962G109
(CUSIP Number)

Gabriel Gliksberg ATG Capital Management, LLC 805 N. Milwaukee Avenue, Suite 301 Chicago, IL 60642 (786) 519-0995
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34962G109

1.	Names of reporting persons: ATG Fund II LLC
2.	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions): WC (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 1,462,000*
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 1,462,000*

11.	Aggregate amount beneficially owned by each reporting person: 1,462,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13.	Percent of class represented by amount in Row (11): 9.9%*
14.	Type of reporting person (see instructions): PN

*As of the date hereof (the “Filing Date”), ATG Fund II LLC (“ATG Fund II”) directly owns 1,462,000 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Forte Biosciences, Inc. (the “Issuer”), representing 9.9% of the shares of Common Stock deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 14,761,261 shares of Common Stock issued and outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No. 34962G109

1.	Names of reporting persons: ATG Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions): WC (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 1,462,000*
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 1,462,000*

11.	Aggregate amount beneficially owned by each reporting person: 1,462,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13.	Percent of class represented by amount in Row (11): 9.9%*
14.	Type of reporting person (see instructions): PN

*As of the Filing Date, ATG Capital Management, LLC (“ATG Management”) may be deemed to beneficially own an aggregate of 1,462,000 shares of Common Stock, consisting of the shares of Common Stock reported herein as held directly by ATG Fund II. ATG Management serves as the sole managing member for ATG Fund II and, as such, may be deemed to share voting and dispositive power for the shares held by ATG Fund II. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ATG Management may be deemed to beneficially own 1,462,000 shares of Common Stock, representing 9.9% of the shares of Common Stock deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 14,761,261 shares of Common Stock issued and outstanding as of May 9, 2022, based on information reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No. 34962G109

1.	Names of reporting persons: Gabriel Gliksberg
2.	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions): WC (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 1,462,000*
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 1,462,000*

11.	Aggregate amount beneficially owned by each reporting person: 1,462,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13.	Percent of class represented by amount in Row (11): 9.9%*
14.	Type of reporting person (see instructions): IN

*As of the Filing Date, Gabriel Gliksberg may be deemed to beneficially own an aggregate of 1,462,000 shares of Common Stock, consisting of the shares of Common Stock reported herein as held directly by ATG Fund II. ATG Management serves as the sole managing member for ATG Fund II and, as such, may be deemed to share voting and dispositive power for the shares held by ATG Fund II. Mr. Gliksberg controls ATG Management in his role as sole managing member of ATG Management and, as such, may be deemed to share voting and dispositive power for the shares held by ATG Fund II. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gliksberg may be deemed to beneficially own 1,462,000 shares of Common Stock, representing 9.9% of the shares of Common Stock deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 14,761,261 shares of Common Stock issued and outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 16, 2022.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Forte Biosciences, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3060 Pegasus Park Drive, Building 6, Dallas, Texas 75247.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by (i) ATG Fund II LLC (“ATG Fund II”), (ii) ATG Capital Management, LLC (“ATG Management”), and (iii) Gabriel Gliksberg. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

The Common Stock reported herein is held directly by ATG Fund II. ATG Management is the sole managing member for ATG Fund II and may be deemed to share voting and dispositive power for the shares held by ATG Fund II. Mr. Gliksberg controls ATG Management in his role as sole managing member of ATG Management and may be deemed to share voting and dispositive power for the shares held by ATG Fund II.

The address of the principal business office of each of the Reporting Persons is 805 N. Milwaukee Avenue, Suite 301 Chicago, Illinois 60642.

ATG Fund II is principally engaged in the business of investing in securities. The principal business of ATG Management is to serve as the sole managing member to certain private investment funds, including ATG Fund II. The principal business of Mr. Gliksberg is to serve as the sole managing member of ATG Management and its affiliates.

None of the Reporting Persons or any of their controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of ATG Fund II and ATG Management is a limited liability company organized under the laws of the State of Delaware. Mr. Gliksberg is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used to purchase the Common Stock deemed to be beneficially owned by the Reporting Persons came from the working capital of private investment funds managed by ATG Management, including ATG Fund II.

The total cost of the Common Stock that the Reporting Persons may be deemed to beneficially own is approximately $1,825,572.00.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage and/or margin arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock reported in this Schedule 13D (the “ATG Shares”) based on the Reporting Persons’ belief that the ATG Shares, when purchased, were undervalued and represented an attractive investment opportunity. The acquisitions of the ATG Shares were made in the ordinary course of the Reporting Persons’ investment activities and the ATG Shares are currently held for investment purposes, subject to the following.

The Reporting Persons have previously expressed dissatisfaction with the strategic direction of the Issuer, including without limitation in connection with the Issuer’s introduction of its “poison pill.” It is the current intention of the Reporting Persons to engage in discussions with the Issuer’s management, board of directors, other representatives of the Issuer, and/or with third parties, as applicable, regarding potential alternatives and recommendations that the Reporting Persons believe would present the opportunity for more immediate and certain value creation for the Issuer’s stockholders in lieu of proceeding with the Issuer’s current business plan and development of its product candidates. Such alternatives and recommendations may include, without limitation, liquidation of the Issuer’s assets and return of capital to the Issuer’s stockholders. The Reporting Persons currently intend to engage with the Issuer to discuss and advocate for the foregoing (and/or potential other alternatives or recommendations as may be considered by the Reporting Persons from time to time), and to request that the Issuer’s management and board evaluate and approve, adopt and implement such actions as may be necessary and appropriate in furtherance thereof. The Reporting Persons may take other steps seeking to bring about changes to increase shareholder value. Accordingly, in order to maintain the maximum flexibility to effectuate the necessary changes at the Issuer, the Reporting Persons have determined to file this Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, business and investment strategy, the price levels of the ATG Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning, without limitation, changes to the Issuer’s business, operations, management, capitalization, dividend policy, corporate or ownership structure, corporate governance, constituent or governing instruments, Board composition or corporate transactions, purchasing additional shares, selling some or all of their ATG Shares, including through a trading plan created under Rule 10b5-1(c) or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the ATG Shares or changing their intention with respect to any and all matters referred to in Item 4.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, ATG Management and Mr. Gliksberg may be deemed to beneficially own an aggregate of 1,462,000 shares of Common Stock, consisting of the 1,462,000 shares of Common Stock reported herein as held directly by ATG Fund II. ATG Management serves as the sole managing member of ATG Fund II and, as such, may be deemed to share voting and dispositive power for the shares held by ATG Fund II. Mr. Gliksberg controls ATG Management in his role as the sole managing member of ATG Management and, as such, may be deemed to share voting and dispositive power for the shares held by ATG Fund II.

As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ATG Fund II holds directly and each of ATG Management and Mr. Gliksberg may be deemed to beneficially own 1,462,000 shares of Common Stock, representing 9.9% of the shares of Common Stock deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 14,761,261 shares of Common Stock issued and outstanding as of May 9, 2022, based on information reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 16, 2022.

The transactions by the Reporting Persons in the Common Stock during the past sixty days are set forth on Exhibit 2 hereto.

Each of ATG Fund II, ATG Management and Mr. Gliksberg specifically disclaim beneficially ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed with and incorporated into this Schedule 13D:

Exhibit 1:	Joint Filing Agreement, dated August 4, 2022, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2:	Transactions in the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2022

ATG FUND II LLC

By:	ATG CAPITAL MANAGEMENT, LLC
Its:	Managing Member

By:	/s/ Gabriel Gliksberg
Name:	Gabriel Gliksberg
Title:	Managing Partner

ATG CAPITAL MANAGEMENT, LLC

By:	/s/ Gabriel Gliksberg
Name:	Gabriel Gliksberg
Title:	Managing Partner

/s/ Gabriel Gliksberg
Gabriel Gliksberg

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).